ADDITIONAL ANSWERS TO FORM N-SAR
                                       for
                       STATE STREET RESEARCH EQUITY TRUST

ITEM 77: ATTACHMENTS

SUB-ITEM 77O: Transactions effected pursuant to Rule 10f-3

1. From whom the securities were acquired: Salomon Smith Barney, Inc., J.P. Morgan Securities, Inc.

2. Identity of the underwriting syndicate's members: Salomon Smith Barney, Inc.; J.P. Morgan Securities, Inc.; Morgan Stanley & Co., Incorporated; Banc of America Securities LLC; Merrill Lunch, Pierce, Fenner & Smith, Incorporated; UBS Warburg LLC; BNP Paribas; Cochran, Caronia Securities LLC; Conning & Company; Dowling & Partners Securities, LLC; A.G. Edwards & Sons, Inc.; Epoch Partners; First Union Securities, Inc.; Fox-Pitt, Kelton Inc.; Friedman, Billings, Ramsey; Janney Montgomery Scott LLC; Keefe, Bruyette & Woods, Inc.; Legg Mason Wood Walker, Incorporated; Neuberger & Bergman; Shemano Group; Muriel Siebert & Co., Inc.

3. Terms of the transaction and the information or materials upon which the determination described in paragraph (h)(3) of rule 10f-3 was made: Issuer was Willis Group Holdings Limited. The dollar amount purchased by State Street Research Large-Cap Value Fund and State Street Research Mid-Cap Value Fund is $62,100.00 and 124,200.00 respectively. The securities are registered. The purchase price is not more than public offering price prior to end of first full business day after first date offered to public. The underwriting is a firm commitment. The commission spread or profit per share for this offering was $0.911 per share. The commission, spread or profit to principal underwriters is reasonable and fair compared to the commission, spread or profit received by other persons in connection with the underwriting of similar securities being sold during a comparable period of time. The issuer is other than a municipality and has been in continuous operation for not less than three years.